

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Barry E. Davis
Chairman, Chief Executive Officer, and Director
EnLink Midstream, LLC
1722 Routh Street, Suite 1300
Dallas, TX 75201

Re: EnLink Midstream, LLC
Form 10-K for the Fiscal Year ended December 31, 2019
Filed February 26, 2020
File No. 001-36336

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2019

General

1. The comments in this letter outline various concerns based on disclosures observed in your annual report. However, there are similar disclosures in your interim reports and earnings releases, and the corresponding periodic reports of your subsidiary, Enlink Midstream Partners, LP, that should also be addressed. Please submit the revisions that you propose with regard to all of these filings with your response to our comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 64

2. We note that you present on both a consolidated and segment basis "gross operating margin" as a non-GAAP measure, which excludes various amounts that would ordinarily be attributable to cost of sales under GAAP, such as DD&A and impairments of assets utilized in generating revenues, and direct labor. We also see that your measures of

cost of sales exclude these amounts. Please utilize an alternate label for the non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which precludes using labels for non-GAAP metrics "...that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures."

Please also revise your labeling for cost of sales, as presented on pages 60, 69, 90 and 139, to identify amounts that are attributable to cost of sales under GAAP, but which are being excluded from the measure, consistent with the guidance in SAB Topic 11:B.

If your measures of DD&A, impairment and operating expenses are not fully attributable to costs of sales, identify the amounts within the totals that are attributable to cost of sales, either parenthetically or on separate lines within your tabulations and statements.

3.   We note that your disclosures on page 69 are focused on revenues and incomplete measures of cost of sales and gross operating margin by segment. Please revise the presentation to reflect all cost of sales in your gross operating margin measures and to provide a reconciliation between the GAAP measures and your re-titled non-GAAP margins for each segment to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

The narratives that are focused on periodic changes in the non-GAAP margin measures on pages 70 and 74 should also be revised to include a balanced and equally prominent discussion of the corresponding, most directly comparable measures compiled in accordance with GAAP to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation